NXT ANNOUNCES STRONG Q1 2012 FINANCIAL RESULTS

                                                                                     -- Record Quarterly Revenue of $2.8 million

                                                                                     -- Earnings of $338,000 vs. a loss of $793,000 in 2011

                                                                                     -- EPS of $0.01 vs. a loss of $0.02 in 2011

                                                                                     -- Backlog of US $2.66 million of signed contracts

                                                                                     -- Letter of Intent for US $1.0 million with repeat customer

CALGARY, ALBERTA, May 31, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTCBB:NSFDF), is pleased to announce its financial and operating results for the three months ended March 31, 2012. All selected and referenced financial information should be read in conjunction with the consolidated financial statements and management discussion and analysis as filed on SEDAR at www.sedar.com, on NXT’s website at www.nxtenergy.com and on EDGAR at www.sec.gov/edgar.

For the Q1 three month period ended March 31, 2012, NXT reported net earnings of $337,928 ($0.01 per share) on revenues of $2,815,320.  In the comparable Q1 2011 period, the Company had no revenues and a net loss of $792,717 ($0.02 per share).

“I am delighted to report record revenues in Q1-2012 and our return to profitability” said George Liszicasz, NXT’s President & CEO. “With the additional contracts that are being completed in Q2, we are also on track to post record revenues for the first half of 2012”.

NXT’s Q1 results reflect the completion of the SFD® survey on four exploration blocks in Colombia.  Two additional survey contracts which were conducted in Argentina and Guatemala are planned to be completed in Q2, following which additional progress billings of US $1.1 million will be issued and US $2.3 million of survey revenue will be recognized.

The contract backlog of US $2.66 million relates to a 2011 contract for a survey which continues to be planned for South Asia.  Commencement of this contract is pending final permit approvals, and the start date has not been set.  In addition, pursuant to a 2011 Letter Of Intent, an existing repeat client has proposed conducting an additional US $1.0 million survey on a Colombia exploration block.

An investor’s conference call will be held at 2:30 MDT (4:30 EDT) on June 14th, 2012 where management will provide an update on matters of interest to investors including Q1 financials, a progress report on our existing survey contracts, current sales initiatives and other activities planned by management for the balance of 2012.

1-877-385-4099 (Toll Free Canada & USA)

613-212-4220 Ottawa

514-395-9913 Montreal

604-899-2339 Vancouver

403-232-0994 Calgary

780-421-1483 Edmonton

416-883-0133 Toronto

NXT’s management invites all interested parties to participate in this investor’s conference call.  To participate in the call please phone one of the applicable numbers below:

In North America: 1-877-385-4099

Conference Code: 776268

Participant access code: 5034838 (followed by the “#” key)

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a proprietary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release includes forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

Greg Leavens, V-P Finance & CFO	George Liszicasz, President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
Tel: (403) 206-0805	Tel: (403) 206-0800
gleavens@nxtenergy.com	george@nxtenergy.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.